KAIROS PHARMA LTD.

2355 Westwood Blvd., #139

Los Angeles CA 90064

(818) 404-5541

April 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kairos Pharma, Ltd.
Registration Statement on Form S-1
File No. 333-286662

Acceleration Request

Requested Date:	April 24, 2025
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kairos Pharma, Ltd. (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-286662) so that it may become effective at 5:00 p.m. Eastern Time on April 24, 2025, or at such time as the Registrant may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission. In addition, the Registrant hereby authorizes Megan J. Penick, Esq. of Dorsey & Whitney LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

Very truly yours,

Kairos Pharma, Ltd.

/s/ John S. Yu
Name:	John S. Yu
Title:	Chief Executive Officer and Chairman of the Board of Directors